SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                   For the Fiscal Year Ended December 31, 1995

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


                         Commission file number: 1-6701

        Full title of the Plan: Providian Corporation Thrift Savings Plan

           Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                              Providian Corporation
                                Providian Center
                               400 W Market Street
                           Louisville, Kentucky 40202

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

PROVIDIAN CORPORATION

/S/ROGER L. SMITH

ROGER L. SMITH
PLAN ADMINISTRATOR

May 31, 1996

  Audited Financial Statements and Schedules

  PROVIDIAN CORPORATION THRIFT SAVINGS PLAN

  Years ended December 31, 1995 and 1994








  Audited Financial Statements
  Report of Independent Auditors......................................     1
  Statements of Net Assets Available for Plan Benefits................   2-3
  Statements of Changes in Net Assets Available
    for Plan Benefits.................................................   4-5
  Notes to Financial Statements.......................................  6-13




  Schedules

  Item 27a - Schedule of Assets Held for Investment Purposes.......... 14-15
  Item 27d - Schedule of Reportable Transactions......................... 16

                                    REPORT OF INDEPENDENT AUDITORS


  Plan Administrator
  Providian Corporation Thrift Savings Plan

  We have audited the accompanying statements of net assets available for plan benefits of Providian Corporation Thrift Savings Plan as of December 31, 1995 and 1994, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1995 and 1994, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1995, and reportable transactions for the year ended December 31, 1995, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The fund information in the financial statements is presented for purposes of additional analysis rather than to present the financial condition and income and changes in plan equity of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/ERNST & YOUNG LLP


May 27, 1996


STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS


PROVIDIAN CORPORATION THRIFT SAVINGS PLAN

December 31, 1995



                                                                                                      Merrill        Merrill
                                                        Providian      Providian      Providian      Lynch Global     Lynch
                                                      Common Stock    Equity Index   Stable Value    Allocation      Corporate
                                      Total Funds         Fund            Fund           Fund            Fund        Bond Fund
                                      -------------------------------------------------------------------------------------------




              ASSETS

              Investments:

                 Providian Corporation
                   common stock              $ 98,569,116   $ 98,569,116

                 Guaranteed interest
                   contracts                   64,679,453   $ 64,679,453

                 Investments in registered
                   mutual funds                22,192,590      4,236,440   $  1,280,546   $  2,825,679

                 Temporary investments         19,747,486   $ 19,747,486

                 Loans receivable from
                   participants                 5,420,225

                                             ------------   ------------   ------------   ------------  ------------ -----------
                                              210,608,870     98,569,116     19,747,486     68,915,893     1,280,546   2,825,679

              Cash                                115,052         55,068         11,018         38,560           689       1,606
              Accrued income on
                 investments                       44,211         21,221          4,244         14,855           265         619
              Contributions receivable
                 from participating
                 employers                      1,517,015        728,167        145,633        509,717         9,103      21,238
              Contributions receivable
                 from participating
                 employees                        326,322        131,826         26,365         92,278         1,648       3,845
              Miscellaneous receivable             26,560         12,749          2,550          8,924           159         372
                                             ------------   ------------   ------------   ------------  ------------ ------------
                                             $212,638,030   $ 99,518,147   $ 19,937,296   $ 69,580,227  $  1,292,410 $ 2,853,359


LIABILITIES AND NET ASSETS
   AVAILABLE FOR PLAN BENEFITS


Miscellaneous payable                  $        309
Net assets available
   for plan benefits                    212,637,721     $99,518,147     $19,937,296    $69,580,227      $1,292,410    $2,853,359

                                     ---------------  --------------  -------------- --------------  -------------- -------------
                                       $212,638,030     $99,518,147     $19,937,296    $69,580,227      $1,292,410    $2,853,359

See notes to financial statements.




STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS


PROVIDIAN CORPORATION THRIFT SAVINGS PLAN

December 31, 1995



                              Merrill Lynch  Merrill Lynch  Merrill Lynch    Fidelity        Delaware
                                Basic       Asset Income    Asset Growth    Advisor          Group         Templeton
                              Value Fund         Fund         Fund        Growth Fund     Trend Fund    Foreign Fund    Loan Fund
                              ----------------------------------------------------------------------------------------------------




ASSETS

Investments:

   Providian Corporation
     common stock

   Guaranteed interest
     contracts

   Investments in registered
     mutual funds               $2,424,517        $785,950       $386,121    $5,240,511      $1,480,781     $3,532,045

   Temporary investments

   Loans receivable from
     participants                                                                                                       $5,420,225

                              -------------  -------------- ----------------------------  -------------- -------------------------
                                 2,424,517         785,950        386,121     5,240,511       1,480,781      3,532,045   5,420,225

Cash                                 1,378             459            226         2,984             804          1,951         309
Accrued income on
   investments                         531             177             89         1,149             309            752
Contributions receivable
   from participating
   employers                        18,204           6,068          3,035        39,442          10,619         25,789
Contributions receivable
   from participating
   employees                         3,296           1,099            548         7,141           1,922          4,669      51,685
Miscellaneous receivable               319             106             52           691             186            452
                              -------------  -------------- ----------------------------  -------------- --------------  ---------
                                $2,448,245        $793,859       $390,071    $5,291,918      $1,494,621     $3,565,658  $5,472,219


LIABILITIES AND NET ASSETS
   AVAILABLE FOR PLAN BENEFITS


Miscellaneous payable                                                                                                   $      309
Net assets available
   for plan benefits            $2,448,245        $793,859       $390,071    $5,291,918      $1,494,621     $3,565,658   5,471,910

                              -------------  -------------- ----------------------------  -------------- ------------- -----------
                                $2,448,245        $793,859       $390,071    $5,291,918      $1,494,621     $3,565,658  $5,472,219

See notes to financial statements.






STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

PROVIDIAN CORPORATION THRIFT SAVINGS PLAN

December 31, 1994


                                                                                                        Merrill        Merrill
                                                        Providian      Providian      Providian      Lynch Global      Lynch
                                                      Common Stock    Equity Index   Stable Value    Allocation       Corporate
                                      Total Funds         Fund            Fund           Fund            Fund         Bond Fund
                                      --------------------------------------------------------------------------------------------






ASSETS

Investments:

   Providian Corporation
     common stock                      $ 76,908,742     $76,908,742

   Guaranteed interest
     contracts                           64,062,836                                    $64,062,836

   Investments in registered
     mutual funds                        15,412,398                                      6,026,159      $  994,759     $1,183,555

   Temporary investments                 13,860,201                     $13,860,201

   Loans receivable from
     participants                         4,953,424

                                     ---------------  --------------  -------------- --------------  -------------- --------------
                                        175,197,601      76,908,742      13,860,201     70,088,995         994,759      1,183,555

Cash                                        183,071          54,820          15,145         75,762           1,088          1,292
Accrued income on
   investments                               21,312           9,628           1,735          8,774             125            148
Contributions receivable
   from participating
   employers                              1,776,416         242,074          86,252      1,312,416          11,593          8,667
Contributions receivable
   from participating
   employees                                330,835         130,535          23,524        118,960           1,688          2,009
Miscellaneous receivable                     40,747           1,269             229         19,323              16             99
                                     ---------------  --------------  -------------- --------------  -------------- --------------
                                       $177,549,982     $77,347,068     $13,987,086    $71,624,230      $1,009,269     $1,195,770




LIABILITIES AND NET ASSETS
   AVAILABLE FOR PLAN BENEFITS



Miscellaneous payable                  $     41,659     $     8,200     $       946    $     4,784      $       68     $       80
=
Net assets available
   for plan benefits                    177,508,323      77,338,868      13,986,140     71,619,446       1,009,201      1,195,690
=
                                     ---------------  --------------  -------------- --------------  -------------- --------------
                                       $177,549,982     $77,347,068     $13,987,086    $71,624,230      $1,009,269     $1,195,770

See notes to financial statements.





STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

PROVIDIAN CORPORATION THRIFT SAVINGS PLAN

December 31, 1994



                                   Merrill Lynch  Merrill Lynch  Merrill Lynch  Fidelity    Delaware
                                      Basic       Asset Income    Asset Growth  Advisor      Group         Templeton
                                    Value Fund         Fund         Fund       Growth Fund  Trend Fund    Foreign Fund   Loan Fund
                                    ----------------------------------------------------------------------------------------------






ASSETS

Investments:

   Providian Corporation
     common stock

   Guaranteed interest
     contracts

   Investments in registered
     mutual funds                   $838,397        $487,763       $405,876   $2,482,596  $577,859     $2,415,434

   Temporary investments

   Loans receivable from
     participants                                                                                                    $4,953,424

                               --------------  -------------- ------------------------------------ --------------  --------------
                                     838,397         487,763        405,876    2,482,596   577,859      2,415,434     4,953,424
Cash                                     916             533            443        2,712       631          2,639        27,090
Accrued income on
   investments                           105              61             51          311        72            302
Contributions receivable
   from participating
   employers                          20,958          11,672          4,838       37,555     9,232         31,159
Contributions receivable
   from participating
   employees                           1,423             828            689        4,214       980          4,100        41,885
Miscellaneous receivable                  14               8              7       19,494       169            119
                                   --------------  -------------- ------------------------------------- ------------------------
                                    $861,813        $500,865       $411,904   $2,546,882  $588,943     $2,453,753    $5,022,399




LIABILITIES AND NET ASSETS
   AVAILABLE FOR PLAN BENEFITS



Miscellaneous payable              $     57        $     33       $     28   $      169   $     39     $      165    $   27,090

Net assets available
   for plan benefits                861,756         500,832        411,876    2,546,713     588,904      2,453,588    4,995,309

                             --------------  -------------- --------------------------- -------------- ------------ --------------
                                   $861,813        $500,865       $411,904   $2,546,882    $588,943     $2,453,753   $5,022,399

See notes to financial statements.



===============================================================================
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
===============================================================================

PROVIDIAN CORPORATION THRIFT SAVINGS PLAN

For the Year Ended December 31, 1995



                                                                                                        Merrill        Merrill
                                                        Providian      Providian      Providian      Lynch Global      Lynch
                                                      Common Stock    Equity Index   Stable Value    Allocation       Corporate
                                      Total Funds         Fund            Fund           Fund            Fund         Bond Fund
                                      --------------------------------------------------------------------------------------------




Investment income:

   Dividends                       $  3,004,265      $ 2,219,398                                        $  102,584     $  120,615

   Interest and other                 5,406,608          236,280      $    48,343      $ 5,087,591           2,061          3,114

Net appreciation
   (depreciation) in fair
   value of investments              31,407,551       24,085,046        5,378,001                          134,735        185,607

Contributions from
   participating employers            5,913,749        5,049,502          151,433          570,192           9,882         21,784

Contributions from
   participating employees           11,533,139        5,143,847        1,349,290        3,182,621         175,183        143,413

                                 ---------------- ---------------- ----------------  ---------------  -------------- -------------
                                     57,265,312       36,734,073        6,927,067        8,840,404         424,445        474,533


Distributions from the
   plan, net                        (21,793,017)      (9,080,653)      (1,401,621)      (9,294,753)       (132,132)       (88,092)
Administrative expenses                (342,897)        (200,237)          (6,055)        (132,272)           (378)          (409)
Net participant transfers
   between funds                        -             (5,273,904)         431,765       (1,452,598)         (8,726)     1,271,637
                                 ---------------- ---------------- ----------------  ---------------  -------------- -------------
                                    (22,135,914)     (14,554,794)        (975,911)     (10,879,623)       (141,236)     1,183,136

NET INCREASE (DECREASE)              35,129,398       22,179,279        5,951,156       (2,039,219)        283,209      1,657,669

Net assets available
   for plan benefits at
   beginning of year                177,508,323       77,338,868       13,986,140       71,619,446       1,009,201      1,195,690
                                 ---------------- ---------------- ----------------  ---------------  -------------- -------------

NET ASSETS AVAILABLE FOR
   PLAN BENEFITS AT
   END OF YEAR                     $212,637,721      $99,518,147      $19,937,296      $69,580,227      $1,292,410     $2,853,359
                                 ================ ================ ================  ===============  ============== =============

See notes to financial statements.






STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
=============================================================================

PROVIDIAN CORPORATION THRIFT SAVINGS PLAN

For the Year Ended December 31, 1995




                         Merrill Lynch  Merrill Lynch  Merrill Lynch      Fidelity        Delaware
                             Basic       Asset Income    Asset Growth      Advisor          Group         Templeton
                           Value Fund         Fund         Fund          Growth Fund     Trend Fund    Foreign Fund    Loan Fund
                           ------------------------------------------------------------------------------------------------------




Investment income:

   Dividends                 $   96,799     $ 41,897       $  8,775     $  127,877     $   67,354     $  218,966

   Interest and other             3,586        1,188          1,459         11,474          2,853          8,659

Net appreciation
   (depreciation) in fair
   value of investments         290,431       53,989         18,490        894,030        274,974         92,248

Contributions from
   participating employers       19,613        6,853          3,393         41,963         11,254         27,880

Contributions from
   participating employees      181,894       54,142        131,825        557,981        156,930        446,213    $    9,800

                           --------------------------- ----------------------------- --------------  ------------- -------------
                                592,323      158,069         163,942     1,633,325        513,365        793,966         9,800


Distributions from the
   plan, net                   (228,485)     (36,902)       (28,921)      (323,452)      (200,303)      (212,275)     (765,428)
Administrative expenses            (476)        (213)          (236)        (1,329)          (358)          (934)
Net participant transfers
   between funds              1,223,127      172,073       (156,590)     1,436,661        593,013        531,313     1,232,229
                           --------------------------- ----------------------------- --------------  ------------- -------------
                                994,166      134,958       (185,747)     1,111,880        392,352        318,104       466,801

NET INCREASE (DECREASE)       1,586,489      293,027        (21,805)     2,745,205        905,717      1,112,070       476,601

Net assets available
   for plan benefits at
   beginning of year            861,756      500,832        411,876      2,546,713        588,904      2,453,588     4,995,309
                           --------------------------- ----------------------------- --------------  ------------- -------------

NET ASSETS AVAILABLE FOR
   PLAN BENEFITS AT
   END OF YEAR               $2,448,245     $793,859       $390,071     $5,291,918     $1,494,621     $3,565,658    $5,471,910
                           =========================== ============================= ==============  ============= =============

See notes to financial statements.



STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

PROVIDIAN CORPORATION THRIFT SAVINGS PLAN

For the Year Ended December 31, 1994



                                                                                                        Merrill        Merrill
                                                        Providian      Providian      Providian      Lynch Global      Lynch
                                                      Common Stock    Equity Index   Stable Value    Allocation       Corporate
                                      Total Funds         Fund            Fund           Fund            Fund         Bond Fund
                                      --------------------------------------------------------------------------------------------


Investment income:

   Dividends                       $  1,989,769      $ 1,916,294                                        $   35,110     $   14,001

   Interest and other                 4,913,877          102,584      $   356,696      $ 4,180,532             463            567
- -
Net appreciation
   (depreciation) in fair
   value of investments             (15,031,336)     (14,579,305)          37,832            8,047         (57,521)        (9,222)

Contributions from
   participating employers            6,116,013        4,485,227           87,049        1,408,063          11,593          8,667

Contributions from
   participating employees           12,485,468        5,736,523        1,813,994        4,512,601          46,533         49,528

Transfers for mergers of
   National Home and
   Academy Plans                     39,017,244        2,006,718        2,730,423       34,280,103
                                 ---------------- ---------------- ----------------  ---------------  -------------- -------------
                                     49,491,035         (331,959)       5,025,994       44,389,346          36,178         63,541


Distributions from the
   plan, net                        (15,472,204)      (7,646,397)      (1,101,625)      (6,527,889)         (4,801)        (2,287)
Administrative expenses                (190,565)        (107,044)         (40,071)         (42,348)           (115)           (70)
Net participant transfers
   between funds                        -             (1,230,625)      (2,956,078)      (6,075,618)        977,939      1,134,506
                                 ---------------- ---------------- ----------------  ---------------  -------------- -------------
                                    (15,662,769)      (8,984,066)      (4,097,774)     (12,645,855)        973,023      1,132,149

NET INCREASE (DECREASE)              33,828,266       (9,316,025)         928,220       31,743,491       1,009,201      1,195,690

Net assets available
   for plan benefits at
   beginning of year                143,680,057       86,654,893       13,057,920       39,875,955          -              -
                                 ---------------- ---------------- ----------------  ---------------  -------------- -------------

NET ASSETS AVAILABLE FOR
   PLAN BENEFITS AT
   END OF YEAR                     $177,508,323      $77,338,868      $13,986,140      $71,619,446      $1,009,201     $1,195,690

                                 ================ ================ ================  ===============  ============== =============

See notes to financial statements.




STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

PROVIDIAN CORPORATION THRIFT SAVINGS PLAN

For the Year Ended December 31, 1994




                            Merrill Lynch  Merrill Lynch  Merrill Lynch      Fidelity        Delaware
                               Basic       Asset Income    Asset Growth      Advisor          Group         Templeton
                             Value Fund         Fund         Fund          Growth Fund     Trend Fund    Foreign Fund    Loan Fund
                             -----------------------------------------------------------------------------------------------------



Investment income:

   Dividends                     $ 16,565    $  6,267        $  1,532

   Interest and other                 420         276             237    $  126,533       $    372     $  137,815    $    7,382
- -
Net appreciation
   (depreciation) in fair
   value of investments           (22,762)     (9,851)        (18,163)     (138,006)       (15,696)      (226,689)

Contributions from
   participating employers         20,958      11,672           4,838        37,555          9,232         31,159

Contributions from
   participating employees         25,547      20,450          21,858        89,253         27,502         99,794        41,885

Transfers for mergers of
   National Home and
   Academy Plans
                             --------------------------  ---------------------------- --------------  ------------- -------------
                                   40,728      28,814          10,302       115,335         21,410         42,079        49,267


Distributions from the
   plan, net                       (4,168)     (5,898)         (6,505)       (5,256)                         (344)     (167,034)
Administrative expenses               (77)        (80)            (52)         (313)           (69)          (326)
Net participant transfers
   between funds                  825,273     477,996         408,131     2,436,947        567,563      2,412,179     1,021,787
                             --------------------------  ---------------------------- --------------  ------------- -------------
                                  821,028     472,018         401,574     2,431,378        567,494      2,411,509       854,753

NET INCREASE (DECREASE)           861,756     500,832         411,876     2,546,713        588,904      2,453,588       904,020

Net assets available
   for plan benefits at
   beginning of year                    -           -               -           -              -               -      4,091,289


NET ASSETS AVAILABLE FOR
   PLAN BENEFITS AT
   END OF YEAR                   $861,756     $500,832       $411,876    $2,546,713       $588,904     $2,453,588    $4,995,309
                                 ================ ================ ================  ===============  ============== ============

See notes to financial statements.


=============================================================================
NOTES TO FINANCIAL STATEMENTS - CONTINUED
=============================================================================

PROVIDIAN CORPORATION THRIFT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

PROVIDIAN CORPORATION THRIFT SAVINGS PLAN

December 31, 1995 and 1994


NOTE A - SIGNIFICANT ACCOUNTING POLICIES

The accompanying  financial  statements of the Providian Thrift Savings Plan(the
Plan) have been prepared on an accrual basis in accordance with generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with GAAP requires the Plan's management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Securities which are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Shares of registered mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The guaranteed interest contracts with Commonwealth Life Insurance Company (Commonwealth), a subsidiary of Providian Corporation (Providian), are stated at cost plus accrued interest (contract value) which approximates fair value. Temporary investments are stated at current market value which approximates cost. Loans receivable from participants are carried at unpaid principal balances. The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. The daily change in market value of futures contracts is included in net appreciation (depreciation) in fair value of investments. Margin requirements on futures contracts, equal to the change in market value, usually are settled on a daily basis.

Effective July 1, 1994, Merrill Lynch Trust Company was appointed as Trustee of the Plan (Trustee). The Trustee, in accordance with the Trust Agreement, has exclusive authority and discretion to manage and control the trust funds, except that Providian Capital Management, Inc., a subsidiary of Providian, serves as the investment manager for the Providian Equity Index Fund. A description of these funds, and the additional investment funds now provided under the Plan, is included in Note B.

Prior to July 1, 1994, Liberty National Bank and Trust Company served as Trustee to administer the Plan's assets and make investment decisions relating to the Providian Common Stock Fund. Providian, through a Review Committee, had the investment responsibility relating to the Providian Equity Index Fund.

The Trustee accounts for loans receivable as a separate fund. Accordingly, such loans and related activity are shown as a separate fund (Loan Fund) in the accompanying financial statements. Distributions from the Loan Fund represent withdrawals from the Plan which are used to repay a participant's note. All other normal borrowings and payments, including interest charged on outstanding loans, are reflected in fund transfers.

The Plan does not report requested distributions from the Plan, that have not yet been paid, as a liability in the Statements of Net Assets Available for Plan Benefits or as a distribution from the Plan in the Statements of Changes in Net Assets Available for Plan Benefits. Such amounts are not deducted from the Plan's net assets available for plan benefits until paid. However, for presentation in Form 5500, the Department of Labor (DOL) continues to require such amounts to be included in liabilities and distributions from the Plan. Using the DOL prescribed method, accounts and other payables in Form 5500 were $105,106 and $218,877 at December 31, 1995 and 1994, respectively, while distributions from the Plan were $21,720,596 and $11,485,082 in 1995 and 1994, respectively.

The Plan provides that all costs and expenses incurred in administering the Plan, including the fees and expenses of the Trustee, are to be paid by the Plan, unless they are paid by the employer. The Plan incurred administrative costs totaling $342,897 and $190,565 during 1995 and 1994, respectively.

NOTE B - DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

The Plan was established on January 1, 1965. Prior to 1981, participation in the Plan was limited to qualified employees of Providian and certain of its subsidiaries. Effective January 1, 1981, the Plan was amended to allow participation by qualified employees of all Providian subsidiaries who elect to participate, and was renamed and restated in its entirety. The Plan was amended effective various dates to incorporate certain additional changes which are reflected below.

The Plan is a defined contribution plan and is funded on a current basis with contributions from participants and their employers.

Each person who is an employee of Providian or a participating subsidiary is eligible to become a participant as soon as administratively feasible following completion of one year of service.

Effective September 26, 1994, participants may elect to contribute an amount not less than 1% nor more than 15% of their earnings. Prior to September 26, 1994, the maximum contribution to the Plan could not exceed 11% of participants' earnings. Participants' contributions can be made on a pre-tax or after-tax basis. Rollovers from other qualified plans are permitted. The employer match, up to the first 6% of participants' contributions, was at the following rates for 1995 and 1994:

55%  of  eligible  contributions  invested  in the  Providian  Stock Fund
50% of eligible contributions invested in any other investment fund provided for in the Plan

In addition to the employer matching contributions noted above, participants in the Providian Life and Health Insurance Retirement Account, formerly known as the National Home Life Assurance Company Employees' Profit Sharing Plan, which was merged into the Plan effective July 1, 1994, are entitled to receive a contribution based upon a percentage of eligible compensation (1995: 4.0% and 1994: 4.5%). As a result of this provision, employer contributions of $1,405,584 and $1,624,455 were recorded in 1995 and 1994, respectively.

Plan assets are administered in eleven separate funds. Prior to September 26, 1994, Plan assets were administered in three separate funds. All employers' contributions, except for participants who are at least 55 years of age who have elected to make one-time irrevocable transfers to the Providian Stable Value Fund(see below), are made to an employer contribution account in the Providian Stock Fund, which consists almost entirely of Providian common stock. For individuals making this irrevocable transfer to the Providian Stable Value Fund, all future employer contributions are also invested in that fund. Contributions from participants can be made to any of the following funds:

     Providian Common Stock Fund: Invests primarily in shares of common stock of Providian.

          Providian Equity Index Fund: Invests primarily in futures, options, short-term investments, and other securities with the objective of closely matching the performance of the Standard & Poor's 500 Common Stock Index.

Providian  Stable  Value  Fund:   Invests  primarily in a synthetic guaranteed
interest contract (GIC), the underlying assets of which consist of a portfolio of intermediate-term bonds with an average credit quality of AA. The fund also invests in intermediate and/or short-term floating rate GICs and a short-term money market fund.

Merrill Lynch Global Allocation Fund: Invests in a portfolio of U.S. and foreign equity, debt and money market securities.

Merrill Lynch Corporate Bond Fund - Investment Grade Portfolio: Invests in long-term corporate bonds rated A or better by a nationally recognized rating agency.

Merrill Lynch Basic Value Fund: Invests primarily in high-quality common stocks that provide high current income and a low level of volatility relative to the markets.

Merrill Lynch Asset Income Fund: Invests approximately 65% of the funds in United States and foreign fixed-income instruments.


Merrill Lynch Asset Growth Fund: Invests a minimum of 65% in equity instruments. The balance is invested in debt and money market securities.

Fidelity Advisor Growth Fund: Invests primarily in common stocks and securities convertible into common stocks inside the United States.

Delaware Group Trend Fund: Invests primarily in common stocks and securities convertible into common stocks of emerging and other growth-oriented companies.

Templeton Foreign Fund: Invests primarily in stocks and debt instruments of companies and governments outside the United States.


Generally, all participants in the Plan maintain Providian Stock Fund accounts. Upon reaching the age of 55, participants may make a one-time irrevocable election to transfer their account balance from the Providian Stock Fund to the Providian Stable Value Fund and invest their own contributions in the other funds described above rather than in the Providian Stock Fund. A proportionate share of the net increase or decrease resulting from investment income and net appreciation or depreciation in investments in each fund is allocated to each participant on the valuation date.

A participant may withdraw all or part of his or her after tax and/or employer contribution account in cash once during any calendar year. A participant may not withdraw any amounts contributed by an employer within the two year period immediately preceding the date of withdrawal, unless the participant has at least sixty months of participation in the Plan.

Within certain pre-defined criteria, Plan participants may borrow from $1,000 to the lesser of $50,000 or one-half of the vested portion of the participant's individual account from their respective pre-tax accounts. Loan repayment terms cannot exceed five years. The fixed interest rate on a loan is the prime rate as published in the Wall Street Journal on the last business day of the preceding month plus 1%.

A participant or his or her beneficiary is entitled to receive the participant's full interest in the Plan upon attainment of the earlier of the participant's age sixty-five, death or medical disability. For any other type of termination, the participant is entitled to receive the value of his or her contribution account as of the valuation date coincident with or next following termination of employment. In addition, the participant has a vested interest in his or her employer contribution account determined on the basis of years of service with the employer as follows:


                                                Vested Percentage of
                                                    Employer
          Years of Service                    Contribution Account
     ---------------------------       ------------------------------------
            Less than 2                                 0%
         2 but less than 3                             15%
         3 but less than 4                             35%
         4 but less than 5                             65%
          5 years or more                             100%


At a minimum, the participant is entitled to receive his or her contributions to the Plan, without interest.

The value of the nonvested portion of the employer contribution account, forfeited by a participant who terminates from the Plan, is held until five consecutive one-year breaks in service have expired or the participant receives or is deemed to receive a lump sum distribution from the participant's individual account. Any forfeitures attributable to the employer contribution account shall be used first, to pay for any forfeitures which are to be restored pursuant to a participant being reinstated into the Plan, and then to pay Plan administrative expenses. Any remaining forfeitures will be used to reduce future employer contributions.

     Under the Tax Reform Act of 1986, the Plan is subject to a nondiscrimination test which limits the contribution rate of certain highly compensated employees. The Plan is operated in compliance with the nondiscrimination limitations.

Although the employers intend to continue the Plan, they have the right to terminate the Plan or to temporarily suspend or permanently discontinue contributions at any time. In the event of termination or discontinuance of contributions, all rights and interests of the participants shall become fully vested and nonforfeitable. In no event will the assets of the Plan revert to the employer or be used or applied for any purpose other than the exclusive benefit of participants and their beneficiaries or costs of administration.

Effective January 1, 1994, employees of Academy Insurance were eligible to participate in the Plan. Employer and employee contributions subsequent to January 1, 1994 are included in the accompanying Statement of Changes in Net Assets Available for Plan Benefits. On July 1, 1994, the existing assets and participant accounts totaling $1,843,972 from the Academy Insurance Group Retirement and Savings Plan (Academy Plan) were merged into the Plan.

Effective July 1, 1994, Providian Life and Health Insurance Retirement Account, formerly known as the National Home Life Assurance Company Employees' Profit Sharing Plan was merged into the Plan. Assets and participant accounts of the merged plan were transferred to the Plan as of that date. The total amount transferred from the National Home Plan was $37,173,272 on that date. Certain provisions from the National Home Plan were retained subsequent to the merger into the Plan. Reference should be made to the Plan document for a summary of these provisions.


NOTE C - FEDERAL INCOME TAXES

Providian has obtained a determination letter dated February 10, 1987 from the Internal Revenue Service finding that the Plan and its related trust are qualified under Section 401(a) and 501(a), respectively, of the Internal Revenue Code of 1954. During the period the Plan is so qualified, a participant will not be subject to federal income taxes on the contributions of the participant's employer, or on dividends, interest or profit from the sale of securities received by the Trustee and credited to the participant's account, until such account is distributed to the participant (or a designated beneficiary or legal representative).

Effective January 1, 1990, the Plan was amended to include pre-tax 401(k) and loan features. A favorable determination letter has been received by the Plan for these amendments.

NOTE D - TRANSACTIONS WITH PARTIES-IN-INTEREST

Transactions with Providian and Commonwealth, both participating employers in the Plan, and Merrill Lynch Trust Company and Liberty National Bank, Trustee and former Trustee of the Plan, respectively, are summarized as follows:


                                                      1995             1994
                                             ----------------- ----------------
Providian common stock:
   Shares purchased (1)                               372,986          494,964
   Cost of purchases                              $13,861,759      $15,885,264
   Shares sold (1)                                    424,475          311,488
   Proceeds from sales                            $15,768,228      $ 9,782,696
   Shares held at December 31                       2,418,874        2,490,971
   Balance at December 31                         $98,569,116      $76,908,742
   Dividends                                      $ 2,219,398      $ 1,916,294

Guaranteed interest contracts
with Commonwealth:
   Deposits                                       $33,874,512      $66,024,935
   Withdrawals                                    $37,933,179      $45,652,926
   Balance at December 31                         $64,679,453      $64,062,836
   Interest                                       $ 4,675,284      $ 4,016,848


Registered mutual funds with Merrill Lynch:
   Cost of purchases                              $32,336,810      $38,137,599
   Proceeds from sales                            $19,518,440      $15,014,725
   Balance at December 31                         $30,895,307      $23,005,382
   Investment income                              $ 1,245,145        $ 444,275

Liberty Treasury Bill Index Account
 with Liberty National Bank:
   Cost of purchases                                   -           $18,123,101
   Proceeds from sales                                 -           $32,226,691
   Balance at December 31                              -             -
   Interest                                            -           $   246,711


 (1) These shares were traded on a national securities exchange.


NOTE E - INVESTMENTS

The current value of individual Plan investments that represent 5% or more of net assets available for plan benefits at December 31, 1995 and 1994 is as follows:

                                        1995                  1994
                               ------------------    ------------------
Providian common stock               $98,569,116           $76,908,742

Commonwealth guaranteed
  interest contract                  $21,136,689           $33,479,193

Commonwealth synthetic
  guaranteed interest contract       $43,542,764           $30,583,643

Temporary investments
  - Merrill Lynch Treasury Fund      $18,956,054           $13,068,873

NOTE F - GUARANTEED INTEREST CONTRACTS

The Plan owns a guaranteed interest contract that was issued by Commonwealth. The contract provides for the guarantee of principal plus an indexed rate of return on the principal amount which is adjusted quarterly based on long-term market interest rates. At December 31, 1995 and 1994, the contract value was $21,136,689 and $33,479,193, respectively, which approximates fair value, as reported to the Plan by Commonwealth. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. During 1995 and 1994, the average yield on the contract was 6.25% and 7.75%, respectively. At December 31, 1995 and 1994, the crediting interest rate on the contract was 7.13% and 8.17%, respectively.

During 1994, the Plan acquired a synthetic interest contract issued by Commonwealth. In connection with this contract, the Plan retains ownership of assets placed in a trust while Commonwealth provides an insurance wrapper that guarantees benefit responsiveness to plan participants at contract value. The underlying assets of the contract primarily consist of U.S. Treasury Notes and mortgage-backed securities guaranteed by the U.S. government. At December 31, 1995 and 1994, the contract value was $43,542,764 and $30,583,643, respectively, which equals the fair value of the underlying assets (1995: $45,833,218 and 1994: $27,453,865) and of the insurance wrapper (1995: $(2,290,454) and 1994:
$3,129,778). During 1995 and the period that this contract was outstanding during 1994, the average yield was 7.27% and 7.10%, respectively, while the crediting interest rate was 7.35% and 7.286% at December 31, 1995 and 1994, respectively.


NOTE G - FINANCIAL INSTRUMENTS

The Plan utilizes futures contracts with off-balance-sheet market risk in its investing activities for the Providian Equity Index Fund. Futures are contracts which call for the delayed delivery of securities in which the seller agrees to deliver on a specified future date, a specified instrument, at a specified price. Generally, futures contracts' margin requirements, equal to the change in market value, are settled daily. These instruments are subject to market risk, which is the possibility that future changes in market prices may make the instruments less valuable. The Plan's investment of $800,000 in an United States Treasury Bill has been pledged to meet the margin requirements for these open futures contracts at December 31, 1995. The Plan had committed to purchase equity indexes having contract values of $19,790,400 and $14,071,175 at December 31, 1995 and 1994, respectively. The contract amounts of these instruments reflect the extent of involvement in futures contracts. The Plan had no off-balance-sheet exposure to credit risk associated with futures contracts at December 31, 1995 and 1994.


- ------------------------------------------------------------------------------

- ------------------------------------------------------------------------------
ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

PROVIDIAN CORPORATION THRIFT SAVINGS PLAN

December 31, 1995

                                                          Description of Investment
                                                          Including Maturity Date,
                                                          Rate of Interest, Par, or
                                                               Maturity Value
  Identity of Issue, Borrower, Lessor or Similar                                                             Current Value
                       Party                                                              Cost
- ----------------------------------------------------    -----------------------------------------------    -------------------

Common stock -
 Providian Corporation                                  2,418,874 shares
  common stock*                                                                           $ 60,803,895           $ 98,569,116

Synthetic guaranteed interest contract-                 Indexed rate of return,
 Commonwealth Life Insurance                                adjusted quarterly
  Company (Contract #ADA00110)*
   Underlying assets
   Insurance wrapper                                                                        43,542,764             45,833,218
                                                                                                     0             (2,290,454)

Guaranteed interest contract- Commonwealth Life         Indexed rate of return,
Insurance                                                   adjusted quarterly
  Company (Contract #ADA00734FR)*                                                           21,136,689             21,136,689

Registered mutual funds -
 Merrill Lynch Global Allocation
  Fund*                                                     92,258 shares                    1,207,786              1,280,546

 Merrill Lynch Corporate Bond
  Fund*                                                    238,655 shares                    2,658,735              2,825,679

 Merrill Lynch Basic Value Fund*                            85,642 shares                    2,195,712              2,424,517

 Merrill Lynch Asset Income Fund*                           74,007 shares                      747,777                785,950

 Merrill Lynch Asset Growth Fund*                           39,400 shares                      380,198                386,121

 Merrill Lynch Government Fund*                          4,236,000 shares                    4,236,440              4,236,440

 Merrill Lynch Treasury Fund*                           18,956,054 shares                   18,956,054             18,956,054

 Fidelity Advisor Growth Fund                              165,629 shares                    4,539,412              5,240,511

 Delaware Group Trend Fund                                  93,014 shares                    1,259,278              1,480,781

 Templeton Foreign Fund                                    384,754 shares                    3,646,867              3,532,045
                                                                                   --------------------    -------------------

                                                                      Subtotal            $165,311,607           $204,397,213
                                                                                    --------------------    -------------------

  *Indicates party-in-interest to the Plan.





ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES (CONTINUED)

PROVIDIAN CORPORATION THRIFT SAVINGS PLAN

December 31, 1995



                                                          Description of Investment
                                                          Including Maturity Date,
  Identity of Issue, Borrower, Lessor or Similar          Rate of Interest, Par, or
                       Party                                   Maturity Value              Cost               Current Value
- ----------------------------------------------------    -------------------------   --------------------    -------------------

Subtotal from previous page
                                                                                        $165,311,607           $204,397,213

United States Treasury Bill                             $800,000 par value,
                                                          5.202 effective
                                                          rate, matures
                                                          3/21/96                            789,596                791,432

Loans receivable from                                   Principal balances from
  participants                                              $1,000 to $50,000,
                                                            bearing interest at the
                                                            prime rate plus 1%, due
                                                            within 5 years from date
                                                            of loan

                                                                                           5,420,225              5,420,225
                                                                                     ================    ===================
                                                                                        $171,521,428           $210,608,870
                                                                                     ================    ===================





=============================================================================
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
=============================================================================

PROVIDIAN CORPORATION THRIFT SAVINGS PLAN

Year Ended December 31, 1995



                                                                                                        Current Value
                                                                                                        of Asset on
                                                                   Cost       Proceeds                  Transaction
  Identity of Party Involved   Description of Assets            of Purchases from Sales     Cost           Date          Net Gain
 --------------------------      --------------------          ------------ -----------   -----------   -------------   ----------

 Category (iii) - A series of securities transactions in excess of 5% of plan assets

    Providian Corporation         372,986 shares of common        $13,861,759               $13,861,759   $13,861,759
                                    stock

    Providian Corporation         424,475 shares of common                     $15,768,228   11,737,555     15,768,228  $4,030,673
                                    stock

    Commonwealth Life Insurance   Guaranteed interest contract     33,874,512                33,874,512     33,874,512


    Commonwealth Life Insurance   Guaranteed interest contract                  37,933,179   37,933,179     37,933,179         -


    Merrill Lynch                 Merrill Lynch Government Fund    15,200,398                15,200,398     15,200,398
                                    (15,200,398 shares)


    Merrill Lynch                 Merrill Lynch Government Fund                 10,957,668   10,957,668     10,957,668         -
                                    (10,957,668 shares)


    Merrill Lynch                 Merrill Lynch Treasury Fund      12,615,600                12,615,600     12,615,600
                                    (12,615,600 shares)


 There were no category (i), (ii), (iv) reportable transactions during 1995
